Exhibit 3.1

Amendment to

Amended and Restated Bylaws

of

Regal Entertainment Group

The Amended and Restated Bylaws of Regal Entertainment Group be and hereby are amended by adding in Article 7 thereto the following provision as a new Section 7.7 thereof immediately following Section 7.6 of Article 7 thereto:

“7.7.  Forum Selection Bylaw

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for, or based on, a breach of fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, including, without limitation, a claim alleging the aiding and abetting of such a breach of fiduciary duty, (c) any action asserting a claim against the Corporation or any current or former director, officer, employee, agent or stockholder of the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or these Bylaws (as each may be amended from time to time), (d) any action asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine, or (e) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the Delaware General Corporation Law shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any state or federal court located within the State of Delaware), in all cases to the fullest extent permitted  by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.”

Adopted by the Board of Directors of Regal Entertainment Group on December 4, 2017.